SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 4, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND SEVENTY-NINTH BOARD OF DIRECTORS’ MEETING

On December 18, 2018, at 9:00 a.m., the undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met, on an extraordinary basis, at the call, via-email, of the Chairman of the Board of Directors, Mario Engler Pinto Junior, pursuant to the caput and paragraph six of Article 13 of the Bylaws, to resolve on the following matters on the agenda:

(...)

Item 3 of the agenda, “Approval of the Institutional Policy for Corporate Risk Management”. Matter instructed based on Resolution of the Board of Executive Officers no. 0365/2018, of December 5, 2018; PI Internal Communication 042/2018; the draft of the Corporate Risk Management Policy PI0028.v3; and the power point presentation, all of which are filed in the meeting’s electronic folder. Pursuant to Article 14, item VII,  sub-item (f) of the Company’s Bylaws, the Board of Directors unanimously approved the Institutional Policy for Corporate Risk Management - PI0028.v3. (...)

(...)

The minutes were signed by the members of the Board of Directors: Mario Engler Pinto Junior, Ernesto Rubens Gelbcke, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Karla Bertocco Trindade, Lucas Navarro Prado, Luís Eduardo Alves de Assis, Reinaldo Guerreiro, Rogério Ceron de Oliveira and Sergio Ricardo Ciavolih Mota.

This is a free translation of the excerpt of the minutes that will be drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, December 21, 2018.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 4, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.